Exhibit 21.1
SUBSIDIARIES OF POWERSCHOOL HOLDINGS, INC.

Name	Jurisdiction of Formation
PowerSchool Group LLC	Delaware
PowerSchool Canada ULC	British Columbia, Canada
PowerSchool India Private Limited	India
PeopleAdmin, LLC	Delaware
Schoology, LLC	Delaware